Filed by Natura Holding S.A.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company:

Avon Products, Inc.

(Commission File No.: 1-4881)

The following communication was made available to certain personnel of Natura Holding S.A. on May 23, 2019.

Questions & Answers on the Deal

1.	Why is Natura &Co combining with Avon?

Natura &Co announces the agreed acquisition of Avon Products Inc, taking an important new step in building a global, multi-brand, multi-channel beauty group with direct connections to consumers on a daily basis. This transaction creates the fourth-largest pure-play beauty group in the world, bringing together two industry leaders with strong commitments to making positive social impact and empowering women.

The combination will bring a common passion for beauty and relationships to over 200 million consumers across the world through its beauty consultants both on and offline, retail stores, e-commerce, and digital platforms. Leveraging its iconic brands, Natura, Avon, The Body Shop and Aesop, the Group will enhance its ability to better serve its different consumer profiles and distribution channels while strengthening its global footprint. In an all-share transaction, shareholders of Natura &Co will hold 76% of the NewCo and Avon shareholders will hold 24%.

2.	What form will the transaction take?

Natura will acquire 100% of Avon´s shares by means of an all-share merger, with the holders of Avon’s common stock receiving, in exchange for their existing Avon shares, shares or ADRs of a newly-incorporated Brazilian holding company (HoldCo), which will be the parent entity of both Avon and Natura following the closing and have ADRs listed on the NYSE and shares listed on the Novo Mercado segment of B3 in São Paulo.

3.	What will Avon shareholders receive as consideration in the transaction and at how much does this value Avon?

Holders of Avon’s common stock will be receiving HoldCo ADRs in exchange for their existing Avon shares. The exchange ratio is 0.300 HoldCo shares per Avon share. On the basis of the unaffected Natura and Avon share prices immediately prior to the material fact filed on March 22, 2019 by Natura, confirming the existence of discussions, the exchange ratio implies a 28% premium for Avon shareholders.
As ongoing shareholders in the combined entity, Avon shareholders will also benefit from the expected value creation from the combination of Natura and Avon, including the potential for significant synergies.

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4.	What synergies do you envision? In what areas?

Natura targets to achieve between US$150 million and US$250 million in annual recurring cost synergies within 36 months of completion of the transaction, in areas such as Sourcing, Manufacturing and Distribution and Administrative expenses cost efficiencies. These savings, together with growth prospects anticipated from the creation of a focused pure-play beauty player, are expected to drive material financial improvements over 36 months. We anticipate total one-off costs of US$125 million to achieve these synergies.

5.	Do you intend to keep all of Avon's activities?

The acquisition is expected to leverage Avon’s core brand identity and boost our BPC presence. We expect growth by leveraging these learnings.

Regarding Fashion and Home, our ongoing hypothesis is that the transaction offers an opportunity to revisit this category. We also recognize we still have much to learn from Avon on this category and the impact on consultant/representative earnings must be analyzed in greater detail in a country-by-country basis.

6.	Where will Avon be based? Will it retain its headquarters? Will Avon remain a listed company? Where it will be listed?

HoldCo will be incorporated in Brazil with ADRs listed on the NYSE and shares listed on the Novo Mercado segment of B3. Its respective companies will maintain their headquarters where they are currently located. At closing Avon will become a subsidiary of HoldCo, which will be incorporated in Brazil with ADRs listed on the NYSE and shares listed on the Novo Mercado segment of B3.

7.	What approvals are necessary? In which countries?

The combined company will continue to face strong competition in all its markets, and we look forward to working cooperatively with relevant antitrust authorities as they review the merger. Notifications are expected in Albania, Argentina, Brazil, Chile, Colombia, the EU, Mexico, the Philippines, Russia, Serbia, South Africa, Turkey, and Ukraine.

8.	When do you expect the closing of the transaction?

Closing of the transaction is subject to customary closing conditions, including Avon and Natura shareholder approvals and regulatory approvals. The transaction is expected to close in early 2020.

9.	What are the shareholder approval requirements?

The transaction is required to be approved by Avon shareholders holding 2/3rds of the outstanding Avon shares entitled to vote on the transaction and by at least half of Natura shares entitled to vote on the transaction. The Natura controlling shareholders currently hold 59.3% of the voting shares, and satisfy the shareholder vote requirement.

10.	What will be Natura &Co’s and Avon’s sustainability commitments?

We believe in business as a force for good and the role we can play in the transformation of the Global economy. Our values and beliefs remain the same and it is our mission to transform environmental and social challenges into business opportunities. We aim to bring all companies under Natura &Co to the same level of commitment to sustainable business practices.

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NO OFFER OR SOLICITATION

This communication is for informational purposes and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed transaction involving Natura Holding S.A. (collectively with Natura Cosmeticos S.A., “Natura”) and Avon Products, Inc. (“Avon”). In connection with the proposed transaction, Natura will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Avon and a prospectus of Natura. Natura and Avon also plan to file other documents with the SEC regarding the proposed transaction and a joint proxy statement/prospectus will be mailed to shareholders of Avon. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents that Natura and/or Avon may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Form F-4 and the joint proxy statement/prospectus, as well as other filings containing information about Natura and Avon, will be available without charge at the SEC’s Internet site (www.sec.gov). Copies of the joint proxy statement/prospectus can also be obtained, when available, without charge, from Natura’s website at www.NaturaeCo.com. Copies of the joint proxy statement/prospectus can be obtained, when available, without charge from Avon’s website at www.AvonWorldwide.com.

PARTICIPANTS IN THE SOLICITATION

Natura and Avon, their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/ prospectus and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of Natura is contained in Natura’s Reference Form for 2018, version 15, which was filed with the Brazilian Securities Commission on April 24, 2019. Information regarding the directors and executive officers of Avon is contained in Avon’s definitive proxy statement for its 2019 annual meeting of shareholders, filed with the SEC on April 2, 2019. These documents can be obtained free of charge from the sources indicated above.

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CAUTION ABOUT FORWARD-LOOKING STATEMENTS

Statements in this communication (or in the documents it incorporates by reference) that are not historical facts or information may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Among other things, these forward looking statements may include statements regarding the proposed transaction involving Natura and Avon; beliefs relating to value creation as a result of a proposed transaction involving Natura and Avon; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Avon’s and Natura’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, words such as “estimate,” “project,” “forecast,” “plan,” “believe,” “may,” “expect,” “anticipate,” “intend,” “planned,” “potential,” “can,” “expectation,” “could,” “will,” “would” and similar expressions, or the negative of those expressions, may identify forward-looking statements. These forward-looking statements are based on Natura’s and Avon’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Natura’s and Avon’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Natura or Avon to predict these events or how they may affect Natura or Avon. Therefore, you should not rely on any of these forward-looking statements as predictors of future events. Except as required by law, neither Natura nor Avon has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Natura’s and/or Avon’s future performance and cause results to differ from the forward-looking statements in this communication include, but are not limited to, (a) the parties’ ability to consummate the transaction or satisfy the conditions to the completion of the transaction, including the receipt of shareholder approvals and the receipt of regulatory approvals required for the transaction on the terms expected or on the anticipated schedule; (b) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; (c) the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; (d) the risk that integration of Avon’s operations with those of Natura will be materially delayed or will be more costly or difficult than expected; (e) the failure of the proposed transaction to close for any other reason; (f) the effect of the announcement of the transaction on customer and consultant relationships and operating results (including, without limitation, difficulties in maintaining relationships with employees or customers); (g) dilution caused by Natura’s issuance of additional shares of its common stock in connection with the transaction; (h) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (i) the diversion of management time on transaction-related issues; (j) the possibility that the intended accounting and tax treatments of the proposed transactions are not achieved; (k) those risks described in Section 4 of Natura’s Reference Form for 2018, version 15, which was filed with the Brazilian Securities Commission on April 24, 2019; and (l) those risks described in Item 1A of Avon’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K.

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